  AdeptPros Inc

14301 87th Street, Suite 110

Scottsdale, AZ 86260

June 25, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re: AdeptPros Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-195995

Filed June 3, 2015

Dear Mr. Crispino:

We are in receipt of your comment letter dated May 15, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Selling Security Holders, page 15

1.	We note that the selling shareholder table appears to list Joseph Townsend’s 200,000 shares twice and the total number of shares held by selling shareholders totals 50,200,000, not the 50,000,000 disclosed on page 16. Please revise as appropriate.

RESPONSE: We have revised our disclosure to delete one entry of Joseph Townsend as it was a duplication made in error.

Consolidated Statements of Operations, page F-2

2.	We have reviewed your response to prior comment 3. In your consolidated statements of operations, please expand your net income line item to indicate that this also includes a net loss.

RESPONSE: We have revised our response to expand our net income line to indicate that this also includes a net loss. Additionally, we expanded the comprehensive income line to also indicate that it includes a comprehensive loss.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.	Your response to prior comment 2 did not completely address our comment. We note your disclosure on page 23, that you currently provide or did provide support for customer owned applications , in addition to your company owned applications. It does not appear that you have provided your analysis that supports how you met each of the conditions in FASB ASC 985-605-25-71 regarding PCS. Your analysis should also consider FASB ASC 985-605-25-72 and 25-73. Please advise.

RESPONSE: We have concluded the following regarding the different types of revenues and the impact of PCS on those revenues:

Customer-Owned Applications

Sutoer Solutions Inc. is a pure “work for hire” contract and the application is under development under the existing contract which is still open. The contract does not call for any post contract customer support since the client will maintain the application upon contract termination. As such, there is no PCS exposure at all for this type of contract.

Additionally, we have expanded our disclosure in the “Our Work” section of the S1 and Note 1 of the financial statements to make this clear.

For other Customer-Owned applications. We conclude that post-contract customer support revenue may be recognized together with the initial licensing fee on delivery of the software based on the following analysis of the conditions required for such a treatment:

a.	The postcontract customer support fee is included with the initial licensing fee.

Our standard contract to build an app for a client includes only 60-days of customer support after delivery of the application, after which maintenance or improvements are the responsibility of the owner. Thus, the post-contract support is included with the initial licensing fee.

b.	The post-contract customer support included with the initial license is for one year or less.

As noted in a. above, the Company only agrees to provide support for a 60-day period after delivery of the application.

c.	The estimated cost of providing postcontract customer support during the arrangement is insignificant.

As these are development contracts, the bulk of the costs are involved in the planning, development and testing of the software. Therefore, what is delivered to the customer is a fully working application and any changes in the 60-day post-delivery period have historically been merely minor tweaks that have not required significant time and/or resources from the Company.

d.	Unspecified upgrades or enhancements offered during postcontract customer support arrangements historically have been and are expected to continue to be minimal and infrequent.

As noted in c. above, due to the very nature of the contract cycle, whereby a fully functional application is delivered to the client, and the short window in which the Company is responsible for any changes (60-days), historically, any changes to the product have been minimal and infrequent. As this model remains in place, future customer support arrangements are expected to remain minimal and infrequent.

Additionally, we have expanded our disclosure in the “Our Work” section of the S1 and Note 1 of the financial statements to make this clear.

Company owned Applications

Revenue from the Company owned applications are not material to the overall financial statement presentation as can be seen in the analysis below:

	Revenue earned from Company owned App Sales	Consolidated Revenue	% of Consolidated Revenue
9 months ended 12/31/2014	$2	$1,171,046	0.00017%
Year Ended 03/31/2014	$645	$1,587,089	0.0406%
Year ended 03/31/2013	$0	$737,419	0%

As such, any resulting PCS is also deemed immaterial. We have updated the disclosure in the “Our Work” Revenue recognition section of the S1 to make this more apparent to potential investors.

Exhibits

4.	Exhibits 10.5, 10.6 and 10.7 are filed in an improper electronic format. Please revise to file these exhibits in a text-searchable format that is in compliance with Item 301 of Regulation S-T. Please refer to Section 2.1 of Volume II of the EDGAR Filer Manual for further guidance, which specifies the EDGAR system accepts only the ASCII, HTML, or XML for primary documents. An unofficial copy may accompany your primary document in the PDF format, but you may not exclusively file exhibits in this electronic format.

RESPONSE: We have revised our disclosure and have attached Exhibits 10.5, 10.6 and 10.7 in text searchable format.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AdeptPros Inc.

By:	/s/ Venkat Nallapati
Name: Venkat Nallapati
Title: Chief Executive Officer